

December 29, 2022

Sean Peace
Principal Executive Officer
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, North Carolina 27604

> **Re: RoyaltyTraders LLC**
> **1-A POS filed December 21, 2022**
> **File No. 024-11532**

Dear Sean Peace:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson